Exhibit 99.1

SIGMA LITHIUM ADDED TO MORGAN STANLEY NATIONAL SECURITY INDEX

SÃO PAULO, Oct. 16, 2025 - Sigma Lithium Corporation (NASDAQ: SGML), a leading global lithium producer dedicated to powering the next generation of batteries for electric vehicles and energy storage systems with socially and environmentally sustainable lithium concentrate, announces today that the company´s US-listed shares (NASDAQ:SGML) have been added to the Morgan Stanley National Security Stock Index (Bloomberg: MSXXNSEC).

The Morgan Stanley National Security Index is a thematic equity index developed by Morgan Stanley to track publicly listed companies whose operations, products or technologies contribute to national security, supply chain resilience and strategic infrastructure. The index includes leading US-listed firms engaged in several activities connected to technologies across industries such as defense, battery materials, cybersecurity, energy (including nuclear) reflecting the importance of these industrial complexes.

In addition to Sigma Lithium, the index includes other leading US-listed producers of strategic materials such as Albermarle (lithium), Freeport-McMoRan (copper), First Quantum Minerals (copper), Cameco Corp (uranium), MP Materials (rare earths), Lithium Americas (lithium), Centrus Energy Corp (uranium), NioCorp Developments (rare earths), USA Rare Earth (rare earths), Ivanhoe Electric (rare earths), among others. The index also includes Tesla (technology, batteries).

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of batteries for electric vehicles and energy storage systems with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

The Company operates one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide—at its Grota do Cirilo Operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the battery materials supply chain, producing Quintuple Zero Green Lithium: made with zero carbon, zero coal power, zero tailings dams, zero utilization of potable water and zero use of hazardous chemicals.

Sigma Lithium currently produces 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its state-of-the-art Greentech Industrial Lithium Plant. The Company is now constructing a second plant to double production capacity to 520,000 tonnes of lithium oxide concentrate (approximately 77,000–80,000 tonnes of LCE).

For more information about Sigma Lithium, visit our website (https://sigmalithiumresources.com/)

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President Investor Relations

anna.hartley@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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